

November 2, 2010

Zhou Hui, Chief Accountant
Huaneng Power International, Inc.
Huaneng Building
No.4 Fuxingmennei Street
Xicheng District, Beijing 100031 PRC

> **Re:** **Huaneng Power International, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 19, 2010**
> **File No. 1-13314**

Dear Ms. Hui:

We have reviewed your responses in your letter filed October 13, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business day by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Financial Statements, page F-1

Notes to the Financial Statements, page F-11

Note 2. Principal Accounting Policies, page F-11

(b) Consolidation, page F-14

1.   We have reviewed your response to comment 1 in our letter dated September 3, 2010. As requested in our prior comment, please tell us the substance and reasons for your common control acquisitions. In doing so, tell us whether the common control acquisitions were for strategic business and/or operational reasons or whether they were

conducted as a reorganization of entities by China Huaneng Group (ultimate parent company) and/or Huaneng International Power Development Corporation (immediate parent company).

Note 5. Revenue and Segment Information, page F-38

2.   We have reviewed your response to comment 2 in our letter dated September 3, 2010 and have the following comments:

- Although you state in your response that your Singapore operating segment did not meet any of the quantitative thresholds described in paragraph 13 of IFRS 8, page 8 of your filing states that "The total assets and revenue of Tuas Power represented approximately 13% and 14%, respectively, of our total assets and revenue as of and for the year ended December 31, 2009." Given this disclosure and the amounts presented on page F-42 related to Singapore, it appears that Singapore exceeds the ten percent thresholds described in paragraph 13 of IFRS 8. Please advise.

- Please provide us with your analysis of long-term budgeted and historical gross margin which supports your statement that your Singapore and China power operating segments have similar economic characteristics.

- Furthermore, provided that your Singapore operating segment does not meet the quantitative thresholds in paragraph 13 of IFRS 8 and may be aggregated based on paragraph 12 of IFRS 8, tell us whether or not you believe information about the Singapore operating segment would be useful to users of your financial statements.

You may contact Yong Kim at (202) 551-3323 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gu Biquan, Huaneng Power International, Inc.
        Via Facsimile +011-8610-66412321